
June 22, 2015

<u>Via Email</u>
Daniel C. Masters, Esq.
President
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re:** **BIM Homes, Inc.**
> **Registration Statement on Form 10**
> **Filed June 22, 2015**
> **File No. 001-37462**

Dear Mr. Masters:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include interim financial statements for the period ended March 31, 2015, as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments.

Given that the cover page indicates you are attempting to register a class of equity securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, this registration statement will become effective on August 21, 2015. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies.

Please contact Geoff Kruczek at 202-551-3641 or me at 202-551-3800 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director